SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                              INTERMIX MEDIA, INC.
    ----------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
    ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   298412107
    ----------------------------------------------------------------------
                                 (CUSIP Number)

                            Lawrence A. Jacobs, Esq.
                                News Corporation
                          1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
    ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Howard L. Ellin, Esq.
                               Lou R. Kling, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 July 18, 2005
    ----------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         News Corporation
         I.R.S. Identification No.: 26-0075658
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         Not applicable
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
                | 7.       Sole Voting Power
                |
                |          0
                |--------------------------------------------------------------
Number of       | 8.       Shared Voting Power
Shares          |
Beneficially    |          9,911,575
Owned by        |--------------------------------------------------------------
Each            | 9.       Sole Dispositive Power
Reporting       |
Person with     |          0
                |--------------------------------------------------------------
                | 10.      Shared Dispositive Power
                |
                |          0
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,911,575
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.7%*
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------
* Based on 41,766,829 shares deemed outstanding, including: (A) (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC ("VP Alpha LLC") upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC,
(ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the "Series C Funds") upon full conversion of the Series C Convertible Preferred Stock owned by the Series C Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC, which in the aggregate are convertible into 6,861,575 shares of Common Stock, and (B) 3,050,000 shares of Common Stock owned by VP Alpha LLC. The Company represented in the Agreement and Plan of Merger, dated July 18, 2005, that there are 34,905,254 shares of Common Stock outstanding as of June 30, 2005.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Fox Interactive Media, Inc.
         I.R.S. Identification No.:
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         Not applicable
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
-------------------------------------------------------------------------------
                | 7.       Sole Voting Power
                |
                |          0
                |--------------------------------------------------------------
Number of       | 8.       Shared Voting Power
Shares          |
Beneficially    |          9,911,575
Owned by        |--------------------------------------------------------------
Each            | 9.       Sole Dispositive Power
Reporting       |
Person with     |          0
                |--------------------------------------------------------------
                | 10.      Shared Dispositive Power
                |
                |          0
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         9,911,575
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         23.7%**
-------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------
** Based on 41,766,829 shares deemed outstanding, including: (A) (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC ("VP Alpha LLC") upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC,
(ii) 3,786,575 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the "Series C Funds") upon full conversion of the Series C Convertible Preferred Stock owned by the Series C Funds (iii) 1,325,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC, which in the aggregate are convertible into 6,861,575 shares of Common Stock, and (B) 3,050,000 shares of Common Stock owned by VP Alpha LLC. The Company represented in the Agreement and Plan of Merger, dated July 18, 2005, that there are 34,905,254 shares of Common Stock outstanding as of June 30, 2005.

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Intermix Media, Inc., a Delaware corporation (the "Company").

                  The principal executive offices of the Company are located at 6060 Center Drive, Suite 300, Los Angeles, CA 90045.

Item 2.  Identity and Background.

                  This Statement is being filed by (i) News Corporation ("News Corporation"), a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036, and (ii) Fox Interactive Media, Inc., a Delaware corporation ("FIM"), with its principal executive offices at 10201 W. Pico Boulevard, Los Angeles, California 90035.

                  News Corporation and FIM are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule I attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on
Schedule I (the "Schedule I Persons") is a United States citizen unless otherwise indicated.

                  News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Continental Europe, Asia, Australia and the Pacific Basin.

                  FIM, a direct subsidiary of News Corporation, is a newly formed subsidiary that manages Fox Entertainment Group's interactive assets.

                  During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Persons have entered into a Stockholder Voting Agreement (the "Voting Agreement"), dated July 18, 2005, with VP Alpha Holdings IV, LLC, VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively, "VantagePoint"), as described in more detail in Item 4 and Item 6 below. The Voting Agreement was entered into as a condition and inducement to the Reporting Persons' execution and delivery of the Merger Agreement (as defined in Item 4 below) and the Reporting Persons did not pay any additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4.  Purpose of Transaction.

                  On July 18, 2005, News Corporation announced that it and certain of its wholly owned subsidiaries, FIM and Project Ivory Acquisition Corporation ("Merger Sub"), entered into an Agreement and Plan of Merger, dated July 18, 2005 (the "Merger Agreement"), with the Company, pursuant to which, on the terms and subject to the conditions of the Merger Agreement, FIM has agreed to acquire the Company for approximately $580 million in cash, or the equivalent of (i) $12.00 per share of Common Stock, (ii) $12.00 per share of Series A Preferred Stock of the Company, (iii) $14.60 per share of Series B Preferred Stock of the Company, (iv) $13.50 per share of Series C Preferred Stock of the Company and (v) $14.00 per share of Series C-1 Preferred Stock of the Company. Additionally, (a) each fully vested option to purchase shares of Common Stock will be cancelled in exchange for a cash payment equal to the product of (1) the excess of $12.00 over the exercise price per share of such option times (2) the number of shares of Common Stock issuable upon exercise of such option and (b) each outstanding option to purchase shares of common stock of MySpace, Inc. ("MySpace") will be cancelled in exchange for the right to receive a cash payment equal to the product of (1) the excess of $3.2660 over the exercise price per share of such option times (2) the number of shares of MySpace common stock issuable upon exercise of such option. The acquisition will be accomplished through the merger (the "Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. The Merger is subject to the approval of the Company's stockholders and other closing conditions, including the obtainment of required governmental approvals.

                  As soon as practicable following the execution of the Merger Agreement, the Company has agreed to take all commercially reasonable actions required to exercise and consummate its purchase option to acquire all of the outstanding shares of capital stock of MySpace owned by each of the other stockholders of MySpace pursuant to the terms set forth in Article 7 of the Stockholders Agreement, dated February 11, 2005, by and among the Company, MySpace Ventures, LLC, Redpoint Ventures I, L.P., Redpoint Associates I, LLC, Redpoint Ventures II, L.P., Redpoint Associates II, LLC, Redpoint Technology Partners Q-1, L.P., Redpoint Technology Partners A-1, L.P., Orix Venture Finance LLC, Pinnacle Ventures I Affiliates L.P. and Pinnacle Ventures I (Q) Equity Holdings L.L.C., as amended. In connection with the Company's exercise of the MySpace purchase option, FIM or Merger Sub has agreed to make available to the Company a loan of up to $69 million to fund the Company's consummation of the purchase option. The obligation to make available such loan will not survive the termination of the Merger Agreement unless the Merger Agreement is terminated by the Company as a result of a material, non-curable breach of the Merger Agreement by either of the Reporting Persons.

                  In connection with the Merger Agreement, and as a condition and inducement to the Reporting Persons' willingness to enter into the Merger Agreement, VantagePoint entered into the Voting Agreement with the Reporting Persons, dated as of July 18, 2005 (the "Voting Agreement") with respect to those shares of the Company's capital stock listed on Schedule I to the Voting Agreement (collectively, the "Owned Shares"). The terms of the Voting Agreement are more fully described in Item 6 below.

                  Other than as set forth in this Statement, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D of the Securities Exchange Act of 1934, as amended. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the types of transactions described in such subparagraphs.

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) FIM, pursuant to the Voting Agreement, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own and to share the power to vote or to direct to vote of (i) 1,750,000 shares of Series B Preferred Stock (currently convertible into 1,750,000 shares of Common Stock), (ii) 3,786,575 shares of Series C Preferred Stock (currently convertible into 3,786,575 of Common Stock), (iii) 1,325,000 shares of Series C-1 Preferred Stock (currently convertible into 1,325,000 shares of Common Stock), and (ii) 3,050,000 shares of the Common Stock. This aggregates to 9,911,575 shares or approximately 23.7% of the deemed issued and outstanding shares of Common Stock (based upon the full conversion to Common Stock of the Series B, Series C and Series C-1 shares owned by VantagePoint and the direct ownership of 3,050,000 shares of Common Stock by VantagtePoint). The Reporting Persons and the Schedule I Persons disclaim beneficial ownership of all such shares of Common Stock and preferred stock.

                  (c) Except as described in this Statement, during the past 60 days there have been no other transactions in the securities of the Company effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Schedule I Persons.

                  (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Copies of the Merger Agreement and the Voting Agreement are filed as Exhibit 99.1 and Exhibits 99.2 hereto by reference to Exhibit 2.1 to the Form 8-K filed by the Company on July 19, 2005 and Exhibit 21 to VantagePoint's Statement on Schedule 13D/A filed on July 21, 2005, respectively, and such exhibits are incorporated herein by reference. The summaries of such agreements contained in this Statement are qualified in their entirety by reference to such agreements.

                  Pursuant to the Voting Agreement, VantagePoint has agreed, prior to the Expiration Time (as defined below), at any meeting of the stockholders of the Company and in any written action by consent of stockholders of the Company, to vote the Owned Shares (x) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, (y) against any action, proposal, transaction or agreement that is intended to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of VantagePoint under the Voting Agreement, and (z) except as otherwise agreed to in writing in advance by FIM, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, share exchange, arrangement, reorganization, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its respective Subsidiaries (as defined in the Merger Agreement); (ii) any approval or consent regarding any Acquisition Proposal (as defined below); (iii) any change in Persons (as defined below) who constitute the board of directors of the Company; and (iv) any other action or proposal involving the Company or any of its Subsidiaries that, to the knowledge of VantagePoint, is intended, or could reasonably be expected, to prevent, impede, interfere with, materially delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, VantagePoint has delivered to FIM a proxy, irrevocably appointing FIM, or any designee of FIM, as the sole and exclusive attorneys and proxies of VantagePoint, with full power of substitution and resubstitution, to vote and exercise all voting rights with respect to such securities of the Company covered by the Voting Agreement and in accordance with the terms of the Voting Agreement.

                  Additionally, Vantage Point has agreed that, until the Expiration Time, if the Reporting Persons are in compliance with the terms of the Voting Agreement and the Merger Agreement, except as contemplated by the terms of the Voting Agreement, VantagePoint shall not (i) sell, sell short, transfer (including by way of gift), tender, pledge, encumber, assign, grant any right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of VantagePoint)) or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of its Owned Shares or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement.

                  Under the terms of the Voting Agreement, the "Expiration Time" means the earliest to occur of: (a) the date of termination of the Merger Agreement, (b) the agreement of the parties to terminate the Voting Agreement,
(c) the Effective Time (as defined in the Merger Agreement) or (d) January 18, 2006.

                  The Voting Agreement provides that FIM will indemnify each VantagePoint entity and each of their members, Affiliates (as defined in the Voting Agreement), partners, and their respective directors, managing directors, members, partners, attorneys, representatives, officers, and employees (collectively, the "Indemnified Parties"), against any payments made, or which are payable, by any Indemnified Party in respect of (i) costs and expenses (including reasonable attorneys' fees) incurred, (ii) judgments, fines, losses, amounts paid in settlement, claims, penalties and damages incurred or suffered and (iii) liabilities incurred by any Indemnified Party, in each case arising by reason of VantagePoint entering into and performing the Voting Agreement.

                  During the period commencing on the date of the Voting Agreement and continuing until the termination of the Voting Agreement (the "Voting Period"), VantagePoint has agreed to not, to not authorize its subsidiaries or controlled affiliates to, and to use commercially reasonable efforts not to permit any of its, its subsidiaries' or its affiliates' directors, officers, employees, agents or representatives to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage an Acquisition Proposal (as defined below), (ii) furnish or disclose to any Third Party (as defined below) non-public information (or afford access to any of the properties, assets, books or records relating to the Company or any of its subsidiaries) with respect to or in furtherance of or which would reasonably be likely to lead to an Acquisition Proposal, (iii) negotiate or engage in substantive discussions with any Third Party with respect to an Acquisition Proposal or (iv) enter into any agreement or agreement in principle with respect to an Acquisition Proposal.

                  Under the terms of the Voting Agreement, "Acquisition Proposal" means any inquiry, proposal or offer relating to (i) the acquisition of more than 25% of the outstanding shares of capital stock or any other voting securities of the Company by any Third Party, (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Third Party acquiring 25% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company), (iii) any other transaction which would result in a Third Party acquiring 25% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (iv) any combination of the foregoing.

                  Under the terms of the Voting Agreement, "Third Party" means any individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (each, a "Person"), other than FIM and its Subsidiaries and Affiliates.

                  News Corporation has agreed to guarantee FIM's performance of all of its obligations under the Voting Agreement and the due and punctual payment by FIM in full of any amounts payable by FIM pursuant to the Voting Agreement.

                  Except as described herein or in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of July 18, 2005, by and among Intermix Media, Inc., Fox Interactive Media, Inc., Project Ivory Acquisition Corporation and News Corporation (solely with respect to certain sections) (incorporated by to Exhibit 2.1 to the Form 8-K filed by Intermix Media, Inc. on July 19, 2005)

Exhibit 2 Stockholder Voting Agreement, dated as of July 18, 2005, by and among Fox Interactive Media, Inc., VP Alpha Holdings IV, L.L.C., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV (Q), L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. and News Corporation (solely with respect to certain sections) (incorporated by reference to Exhibit 21 to the Statement on Schedule 13D/A filed on July 21, 2005 by VP Alpha Holdings IV, L.L.C. and certain of its affiliates)

Exhibit 3         Joint Filing Agreement, dated July 28, 2005, among the
                  Reporting Persons

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     NEWS CORPORATION

                                     By: /s/ Lawrence A. Jacobs
                                         --------------------------------------
                                         Name:  Lawrence A. Jacobs
                                         Title: Senior Executive Vice President
                                                and Group General Counsel



                                     FOX INTERACTIVE MEDIA, INC.

                                     By: /s/ Lawrence A. Jacobs
                                         --------------------------------------
                                         Name:  Lawrence A. Jacobs
                                         Title: Senior Executive Vice President

Dated: July 28, 2005

                                                                     Schedule I

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

                                NEWS CORPORATION

Peter Barnes (1)
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Chase Carey
CEO, The DIRECTV Group, Inc.
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief Operating Officer, News Corporation
c/o Fox Entertainment Group, Inc.
10201 West Pico Blvd.
Los Angeles, CA 90035

Ken Cowley(1)
Director, News Corporation
2 Holt Street
Surry Hills, NSW 2010
Australia

David F. DeVoe
Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation 1211 Avenue of the Americas
New York, NY 10036

Viet Dinh
Professor of Law, Georgetown University
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Rod Eddington(1)
CEO, British Airways plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Senior Executive Vice President and Group General Counsel, News Corporation 1211 Avenue of the Americas
New York, NY 10036

Andrew Knight(2)
Non-Executive Director, Rothschild Investment Trust Capital Partners plc Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

K. Rupert Murdoch
Chairman and Chief Executive Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lachlan Murdoch
Director and Deputy Chief Operating Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Thomas J. Perkins
Principal, Kleiner Perkins Caufield & Byers
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Stanley S. Shuman
Managing Director, Allen & Company LLC
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Arthur M. Siskind
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

John L. Thornton
Professor of Global Leadership, Tsinghua University of Beijing
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

---------------------------------
1   Citizen of Australia
2   Citizen of the United Kingdom

                          FOX INTERACTIVE MEDIA, INC.

Michael J. Angus
Exec. VP, General Counsel and Asst. Secretary, FIM
10201 W. Pico Boulevard
Los Angeles, CA 90035

Peter Chernin
Director, President and Chief Operating Officer, News Corporation
Director, FIM
10201 West Pico Blvd.
Los Angeles, CA 90035

David F. DeVoe
Sr. Exec. VP and Chief Financial Officer, News Corporation Director, FIM 1211 Avenue of the Americas
New York, New York 10036

Lawrence A. Jacobs
Sr. Exec. VP and Group General Counsel, News Corporation
Director and Sr. Exec. VP, FIM
1211 Avenue of the Americas
New York, NY 10036

Ross Levinsohn
President and Chief Executive Officer, FIM
10201 W. Pico Boulevard
Los Angeles, CA 90035

Edward McKenna
Exec. VP and Chief Financial Officer, FIM
10201 W. Pico Boulevard
Los Angeles, CA 90035

K. Rupert Murdoch
Chairman and Chief Executive Officer, News Corporation
Chairman, FIM
1211 Avenue of the Americas
New York, New York 10036

Lachlan Murdoch
Deputy Chief Operating Officer, News Corporation
President of Fox Television Stations
Director, FIM
1211 Avenue of the Americas
New York, New York 10036

Bert Solivan
Exec. VP and Chief Operating Officer, FIM
10201 W. Pico Boulevard
Los Angeles, CA 90035